Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CovInnovations Inc
3012 South Durango Drive
Las Vegas, NV 89117
https://www.covinnovations.com

Up to $1,234,986.00 in Series B Common Stock at $7.40
Minimum Target Amount: $14,999.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CovInnovations Inc
Address: 3012 South Durango Drive, Las Vegas, NV 89117
State of Incorporation: NV
Date Incorporated: May 24, 2021

Terms:

Equity

Offering Minimum: $14,999.80 | 2,027 shares of Series B Common Stock
Offering Maximum: $1,234,986.00 | 166,890 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $7.40
Minimum Investment Amount (per investor): $244.20

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $249 within the first 48 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest $249 within the second week and receive 15% bonus shares

Early Bird Bonus

Invest $249 within the first month and receive 10% bonus shares

Amount-Based:

Tier 1

Invest $5,000 or more and receive 5% bonus shares

Tier 2

Invest $10,000 or more and receive 10% bonus shares

Tier 3

Invest $20,000 or more and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in*

the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

CovInnovations Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $7.40/ share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $740. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

CovInnovations Inc. ("CovInnovations" or the “Company”) is a C-Corporation organized under the laws of the state of Nevada that is a pharmaceutical research and development and manufacturer. The Company’s business model consists of a federated business model focused on healthcare clinicians who prescribe medicinal therapies for infectious diseases. The Company's goal is for its pharmaceuticals to be sold globally to government health agencies, hospitals, and acute care sites. The Company's top three reasons to invest are: first, to market position, unique medical indication, and potential sales.

CovInnovations™ was created to bring to market three COVID-19-related technologies: a successful treatment, a 2-minute RNA test, and a susceptibility test. Company efforts have focused primarily on the treatment, as we believe this has the most potential for social and financial benefit in the shortest time. The Company is in the pre-revenue stage of development and has not obtained FDA approval for its products."

Our products are designed to alleviate fear, significantly reduce deaths, relax the restrictions we face in our community, and integrate our world back to pre-pandemic times.

Competitors and Industry

The global coronavirus treatment drugs market is estimated to be valued at US$ 20 billion in 2021 and is expected to exhibit a CAGR of 17.5 % during the forecast period 2021-2030 with a forecasted value in 2030 of US$ 67 billion.

Major players in the coronavirus (COVID-19) current therapy market are Moderna Therapeutics, Novavax, Bravovax, Ascletis Pharma, Altimmune, Clover Biopharmaceuticals, Inovio Pharmaceuticals, Inc., Biocryst Pharma, Gilead Sciences, and Regeneron Pharmaceuticals.

From 2022 to 2030, the North American COVID-19 therapeutic market is expected to dominate the global COVID-19 therapeutics market, owing to the advancement of technologies, growing awareness about coronavirus, rising government initiatives for R&D of covid-19 vaccines, and an increasing number of market players in this Region. On the other hand, the European region will also hold a share of this market during the forecast years due to rising government initiatives in R&D and increasing demand for covid-19 treatment options. Furthermore, Asia Pacific COVID-19 therapeutic market is estimated to be the fastest-growing regional market in the future, attributed to the increasing number of corona patients, rising awareness about the covid treatment options and healthcare facilities, and entry of new players in the market.

Current Stage and Roadmap

Our technology is currently at the prototype stage. We have designed a formulation. We have patented the API combination. We have submitted the design to the FDA, requesting approval for a Phase II/III clinical trial. The FDA has indicated what pre-clinical work is required.

We have received detailed bids from leading pharmaceutical industry subcontractors for the completion of the work the FDA requires. We are waiting for funding to begin the pre-clinical work. The timeline for completion and Phase II/III trial approval is estimated to be 11 months. We submitted our FDA packet to BARDA (the Biomedical Advanced Research Development Authority).

The Team

Officers and Directors

Name: Jamie Jones

Jamie Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director of CovInnovations
  Dates of Service: June, 2020 - Present
  Responsibilities: responsible for the management of the operations of a company as well as setting its overall vision. The role involves a high level of

responsibility, with pivotal decision making affecting the future of a company and its employees.I am the main driver of the organization and ultimately accountable to the main stakeholders / shareholders and the business. I oversee all operations including product development, logistics and marketing. I am also expected to develop and approve strategies for the company as well as communicating these strategies to an internal and external audience. Jamie does not take a salary. Salary and equity compensation triggered by company raising $5M in the next 18 months.

Other business experience in the past three years:

- **Employer:** DoubleRainbow Biosciences
  Title: CBO
  Dates of Service: January, 2021 - May, 2022
  Responsibilities: Business Development and corporate strategy development

Other business experience in the past three years:

- **Employer:** Kalos Therapeutics
  Title: CBO
  Dates of Service: October, 2019 - January, 2021
  Responsibilities: Business and corporate development

Name: Kristine Leavitt

Kristine Leavitt 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Sits on the board. Kristine does not take a salary.

- **Position:** COO
  Dates of Service: February, 2021 - Present
  Responsibilities: Runs the operations of the business. Kristine does not take a salary.

Other business experience in the past three years:

- **Employer:** Machuca Family Medicine
  Title: Nurse Practitioner
  Dates of Service: July, 2017 - July, 2020
  Responsibilities: To provide general patient care.

Other business experience in the past three years:

- **Employer:** PROCARE HOSPICE OF NEVADA LLC
  Title: Nurse Practitioner
  Dates of Service: September, 2017 - May, 2020
  Responsibilities: To provide general patient care.

Name: Aury Nagy

Aury Nagy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Science Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: responsibility for leading development and implementation of a transformational research agenda focused on patient-centered comparative clinical effectiveness research. Aury does not take a salary. Dr. Nagy is taking no salary until $5M in capital is raised by the company.

- **Position:** Executive Chairman of the Board
  Dates of Service: February, 2021 - Present
  Responsibilities: The Chair will provide leadership to the Directors in discharging their mandate as set out in the Charter of the Board, including by: (a) promoting a thorough understanding by the Directors and management of:promoting a thorough understanding by the Directors and management of: (i) the duties and responsibilities of the Directors; and (ii) the distinctions between the role of the Directors and the role of management; (b) promoting cohesiveness among the Directors; and (c) together with the Lead Director (as defined below) and the Governance Committee, oversee all aspects of Board and Committee function to ensure compliance with the corporate governance practices of the Corporation. Dr. Nagy is taking no salary until $5M in capital is raised by the company.

- **Position:** President, Secretary, and Treasurer
  Dates of Service: May, 2022 - Present
  Responsibilities: Governance, Dr. Nagy is taking no salary until $5M in capital is raised by the company.

Other business experience in the past three years:

- **Employer:** American Patriot Solar Community
  Title: CEO
  Dates of Service: August, 2009 - December, 2020
  Responsibilities: Oversee company decision making processes.

Other business experience in the past three years:

- **Employer:** Nevada Brain & Spine Care
  Title: Managing Partner
  Dates of Service: November, 2023 - Present
  Responsibilities: Managing Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series B Common Stock purchased through this crowdfunding campaign is

subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B Common Stock. In addition, if we need to raise more equity capital from the sale of Series B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational COVI-001 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our COVI-001. Delays or cost overruns in the development of our COVI-001 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and

therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
CovInnovations was formed on 01/29/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CovInnovations has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that COVI-001 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns nine trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CovInnovations or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CovInnovations could harm our reputation and materially negatively impact our financial condition and business.

Investment Risk
1. Clinical trials – According to the NCBI (2018), a study of failure rates assessed that out of 640 phase III trials with novel therapeutics, it found that 54% failed in clinical development, with 57% of those failing due to inadequate efficacy. Regardless of the statistics used, the probability of failure during clinical trials is ubiquitous. 2. Emergency Use Authorization approval – An Emergency Use Authorization study published in the Journal of the American Medical Association (JAMA, 2021) states that seventeen products (4% of 393 products that were granted EUAs for COVID-19–related purposes), 2 drugs, 7 medical devices, 8 diagnostics, were revoked by the FDA mainly because of problems with effectiveness or safety. Even though the pandemic increases the EUA approval probability, a risk of rejection is nonetheless present. 3. FDA approval – Another NCBI study (2018) found an observed success rate of 59% at phase III out of 798 drug discovery projects. 4. Manufacturing – CovInnovationsTM continues to work toward the large-scale technical development and manufacturing scale-up in several countries and larger scale deployment for its COVID treatment and test products. The number of doses that it is able to produce and distribute is dependent on its ability, and the ability of its contract manufacturers, to successfully and rapidly scale up manufacturing capacity and utilization. 5. Financial – the company has incurred significant losses since its inception and may incur significant losses again in the future until profitable revenue is generated. 6. COVID variants – the company may be unsuccessful in adapting its COVID-19 treatment or developing future versions of its COVID-19 treatment against variants of the SARS-CoV-2 virus should those variants cause pathology by a different mechanism than all prior variants have since the virus was identified in 2019. 7. International commercialization – Assuming the expected EUA approval in the United States, interim or conditional authorizations from regulatory authorities outside the United States for CovArrest™ may encounter difficulties producing or successfully commercializing the treatment consistent with existing or potential contractual obligations.8. Intellectual Property – CovInnovationsTM's technologies are patent-pending and other companies or organizations may challenge patent rights or may assert patent rights that prevent it from developing and commercializing products. 9. Market adoption – The commercial success of any current or future investigational medicine, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. 10. Other economic, industry, business, social,

scientific, and political risks inherent with operating a health care company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Founder/Shaefflertanz Corp. (Dr. Aury Nagy - 100%)	1,360,000	Preferred Stock	70.0%
Founder/Shaefflertanz Corp. (Dr. Aury Nagy - 100%)	1,400,000	Series A Common Stock	
Founder/Shaefflertanz Corp. (Dr. Aury Nagy - 100%)	2,100,000	Series B Common Stock	

The Company's Securities

The Company has authorized Preferred Stock, Series A Common Stock, Series B Common Stock, Blank Check Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 166,890 of Series B Common Stock.

Preferred Stock

The amount of security authorized is 1,750,000 with a total of 1,750,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Series A Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

5 votes per share

Material Rights

There are no material rights associated with Series A Common Stock.

Series B Common Stock

The amount of security authorized is 3,250,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Series B Common Stock.

Blank Check Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Blank Check Common Stock.

Material Rights

Blank Check Common Stock. To the fullest extent permitted by law, authority is expressly granted to and vested in the Board to name and provide for the issuance, in one or more series, of any or all of the Common Stock that is not designated as Series A Common Stock or Series B Common Stock ("Blank Check Common Stock") and in connection therewith to prescribe by resolution the voting powers (if any), designations, preferences, limitations, restrictions and relative rights of Blank Check Common Stock, or of a respective series of Blank Check Common Stock, as the case may be, in the manner permitted by the laws of the state of Nevada. Neither holders of Preferred Stock nor holders of Common Stock shall have voting rights relating to the fixing of any terms of Blank Check Common Stock or issuance of any shares of Blank Check Common Stock (or any series thereof). All authority in respect of the fixing of terms, and the issuance of shares, of Blank Check Common Stock is vested exclusively in the Board (or any duly appointed committee thereof).

SAFE

The security will convert into Series b common stock and the terms of the SAFE are outlined below:

Amount outstanding: $466,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $15,000,000.00
Conversion Trigger: M&A, IPO, SPAC

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Series B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $466,000.00
  Use of proceeds: company formation and research and development
  Date: May 14, 2021

Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,750,000
  Use of proceeds: N/A
  Date: December 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: N/A
  Date: December 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: N/A
  Date: December 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can conservatively operate with a limited budget for three years. CovInnovations can continue to operate on a nominal budget for three concurrent

years. This occurs due to the virtual remote construction of our organization; CovInnovations expenses equate to less than $3,000 monthly. The majority of those monthly expenses are in accounting and IT subscription fees. The three employees will be compensated by equity agreements and salaried compensation triggered by a significant capital funding event of $5m or more by 2024.

Foreseeable major expenses based on projections:

The use of funds will be allocated to the following activities as explained below.

CMC / Stability - Chemistry, Manufacturing and Controls (CMC) is an integral part of any pharmaceutical product application to the FDA. CMC is critical to attaining a successful registration filing since it ensures that pharmaceutical and biopharmaceutical drug products are consistently effective, safe, and high quality for consumers.

PK/PD - PK/PD modeling (pharmacokinetic / pharmacodynamic modeling) is a technique that combines the two classical pharmacologic discipline of pharmacokinetics and pharmacodynamics. PK/PD modeling has its importance at each step of the drug development, and it has shown its usefulness in many diseases.

Toxicology - The primary objective of toxicology studies in the drug development process is to evaluate the safety of potential drug candidates.

Secure IND approval from FDA - Investigational New Drug (IND) Application. Current Federal law requires that a drug be the subject of an approved marketing application before it is transported or distributed across state lines. The IND is the means through which the sponsor technically obtains this exemption from the FDA.

Development of three (3) other COVID-19 related technologies – CovaTestTM, CovAssessTM, and treatment for Long COVID. [See the Product Technologies section of this research report].

FDA Phase III Trial - According to a study published by the National Center for Biotechnology Information (NCBI, 2016), using data from 2004 through 2012, a Phase 3 study cost ranged from $11.5 million (dermatology) to $52.9 (pain and anesthesia) on average. Therefore, we believe that CovInnovationsTM's $25 million ask in the current equity raise is reasonable.

Future operational challenges:

1. Our Clinical trial execution and the ability to generate positive outcomes.

2. The ability to successfully submit for Emergency Use Authorization approval

3. Regulatory submission for New Drug Application FDA approval

4. Securing manufacting and Supply chain workflows are critical to our successful launch

Future challenges related to capital resources:

The global economic downturn increasing cost of capital is causing a global strain on the availability of capital and the cost of capital. This is compounded by the negative impact of inflation and/or recession on investor's ability to fund project, a nd the high monthly burn rate for drug development,

Future milestones and events:

1. Obtaining positive preclinical trial results

2. Obtaining positive Phase 2/3 clinical trial outcomes

3. Timely Investigational New Drug application filing(s)

4. Successfully filing for Europe and FDA New Drug Applications

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2022 the Company has capital resources available in the form of in the amount of $10,000 cash on hand and in the process of securing a $25,000,000 line of credit with global investment company, AMIC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support the research and development of COVI-001.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will

be able to operate for 1 year. This is based on a current monthly burn rate. Utilizing our financial forecast for 2023 and scaling back considerably on R&D plans, the company could operate on $5,000 monthly. This would only fund capital-raising and nominal administrative efforts during the time.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two years. This is based on a current forecasted monthly burn rate of approximately $210,000. Most of the burn rate would be expended on preclinical, CMC, regulatory, and raw material sourcing efforts. This can be viewed in the document section under the financial forecast. Our five-year forecast assumes we will close out our $25mm Series A raise by the end of Q1 2023. The $210,000 is based on the crowd fundraise maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital raise, convertible notes, lines of credit and IPO.

Indebtedness

- **Creditor:** Simple Agreements for Future Equity (SAFE)
  Amount Owed: $143,996.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Dr. Aury Nagy
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan agreement
  Material Terms: The Company had accrued expenses due to the owner of $296,233. The owner entered into a loan agreement with the Company. The loan did not accrue interest and was due on demand. The balance was $143,996 as of December 31st, 2021. The Company had accounts receivable from a separate company wholly owned by the owner in the amount of $72,348.

Valuation

Pre-Money Valuation: $49,950,000.00

Valuation Details:

CovInnovations Inc. ("CovInnovations" or the "Company") determined its pre-money valuation of $48,195,000 internally by discounting the projections from an independent analysis performed by moderation investments.

While the company is currently in the pre-revenue stage, revenue projections are based on expected US COVID hospitalizations in 2022 of approximately 1.9 million and a reasonably swift market adoption of 10% in the fourth quarter of 2023, 50% in 2024, and over 60% in 2025.

Based on government purchases of COVID drug treatments for mild to moderate cases of COVID from other pharmaceutical companies, we conservatively estimate an average price per course $500. At a $500 price point, CovInnovations plans to yield an operating margin of greater than 80%, beating the industry average of 67%. Therefore, based on projections, 2023 US revenue could be up ~$486 million.

The 2023 US revenue projections assume expenses as follows:

COGS: ~$102M

R&D: ~$17M

General and Admin: ~$48M

Using the estimated cash operating expenses of ~$168M, at US revenues of ~$486M we would be operating at a cash operating income of ~$318M, or ~$222.7M post-tax (estimated at 30%) net income.

International data on hospitalization has been challenging to obtain since only a fraction of countries release up-to-date data. However, based on our study of select countries, we believe that the opportunity outside of the US could be approximately twice the size of the US market.

We, therefore, multiply US revenue times three (3) to account for the global revenue opportunity of COVI-001. As a result, the global revenue forecast for CovInnovations is approximately $1.5 billion in 2024. If a median COVID biotech company multiple of 5.6x is used, the implied equity value of the company is approximately $8.1 billion. We derive the 5.6x multiple by using the median enterprise value to revenue multiple of the twelve (12) most prevalent COVID-associated biotechnology and pharmaceutical companies traded in the US stock exchange. The median multiple is 5.6x and the average multiple is 12.3x, of which we have conservatively applied the lower multiple to derive a valuation.

In addition, two comparable drugs from Merck and Pfizer were approved for EUA and recently purchased by the US government (BARDA office) for over $2 billion and $5 billion If a Merck and Pfizer average revenue multiple of 4.4x is used, the equity value

of the government order to CovInnovationsTM is over $6 billion. By conservatively applying a 5.6x average revenue multiple of established commercial pharmaceutical companies, the equity fair market valuation of CovInnovations would be approximately $8.1 billion, which implies an exceptional investment return opportunity to new investors.

Using the estimated global revenues of ~$1.5B (as laid out above), minus our estimated cash operating expenses of ~$168M, the company projects to be operating at a cash operating income of ~$1.29B, or ~$903M post-tax (estimated at 30%) net income.

Discount Analysis. Biotech and pharmaceutical companies can be incredibly valuable even if they are years away from generating revenue. We can't use typical valuation metrics to value pre-revenue biotech companies. Value is closely tied to risk: In other industries, growth, either of profits, revenues, or users, drives value creation. In drug development, derisking drives value creation. Companies "derisk" their science by conducting scientific experiments or clinical studies. The more rigorous the experiment, the more value is created if the experiment is successful. Risk is often binary: Because value creation is tied to risk reduction, and because risk is reduced through experiments and studies, a company's value often changes dramatically when new data from studies is released. Because studies are generally blinded to prevent bias, the data from a study is usually revealed all at once at the end of a study. So big swings in value can happen literally overnight.

Positive binary events often catalyze a fundraising. Drugs become exponentially more valuable over time: Drugs aren't really that valuable until around Phase 2. This is why most venture capitalists prefer to fund companies that develop their own drugs rather than just discover new targets or hits and then try to sell them to pharma. Valuations are highly sensitive to discount rate: It takes a long time to develop drugs, and most of the value is created after many years, so a drug's value is highly sensitive to the discount rate. Developing drugs requires lots of capital, and because drug development is risky, capital can be expensive. So cost of capital can be one of the biggest components of the cost of drug development.

For the reasons highlighted above, the company determined its pre-money valuation to be $49,950,000. We believe this is substantially supported based on the factors and projections laid out previously.

The Company set its valuation internally; however, the Company's projections relied upon a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Premium StartEngine fee*
  94.5%
  Premium StartEngine fee

If we raise the over allotment amount of $1,234,986.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  19.5%
  The use of the proceeds will be to accomplish key milestones. More specifically, the use of funds will be allocated to the following activities as explained below. CMC / Stability - Chemistry, Manufacturing and Controls (CMC) is an integral part of any pharmaceutical product application to the FDA. CMC is critical to attaining a successful registration filing since it ensures that pharmaceutical and biopharmaceutical drug products are consistently effective, safe, and high quality for consumers. PK/PD - PK/PD modeling (pharmacokinetic / pharmacodynamic modeling) is a technique that combines the two classical pharmacologic discipline of pharmacokinetics and pharmacodynamics. PK/PD modeling has its importance at each step of the drug development, and it has shown its usefulness in many diseases. Toxicology - The primary objective of toxicology studies in the drug development process is to evaluate the safety of potential drug candidates. Secure IND approval from FDA - Investigational New Drug (IND) Application. Current Federal law requires that a drug be the subject of an approved marketing application before it is transported or distributed across state lines. The IND is the means through which the sponsor technically obtains this exemption from the FDA. Development of three (3) other COVID-19 related technologies – CovaTestTM, CovAssessTM, and treatment for Long COVID. [See the Product Technologies section of this research report]. FDA Phase III Trial - According to a study published by the National Center for Biotechnology Information (NCBI, 2016), using data from 2004 through 2012, a Phase 3 study cost ranged from $11.5 million (dermatology) to $52.9 (pain and anesthesia) on average. Payroll and Professional Services.

- *Research & Development*
  75.0%
  Proceeds will be used to fund Chemistry, Manufacturing and Control as part of any pharmaceutical product application to the FDA, PK/PD modeling, Toxicology initiatives, and secure Investigational New Drug filing with FDA.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.covinnovations.com (https://www.covinnovations.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/covinnovations

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CovInnovations Inc

[See attached]

Covinnovations, Inc. (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Covinnovations, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,127
Accounts Receivable - Related Party	72,348
Total Current Assets	74,476
TOTAL ASSETS	74,476
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Expenses - Related Party	296,233
Total Current Liabilities	296,233
Long-term Liabilities	
Future Equity Obligations	466,000
Notes Payable - Related Party	143,996
Total Long-Term Liabilities	609,996
TOTAL LIABILITIES	906,229
EQUITY	
Accumulated Deficit	(831,753)
Total Equity	(831,753)
TOTAL LIABILITIES AND EQUITY	74,476

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	14,809
General and Administrative	758,693
Research and Development	56,000
Total Operating Expenses	829,502
Operating Income (loss)	(829,502)
Other Expense	
Interest Expense	351
Other	1,900
Total Other Expense	2,251
Provision for Income Tax	-
Net Income (loss)	(831,753)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(831,753)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable - Related Party	(72,348)
Accrued Expenses - Related Party	296,233
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	223,885
Net Cash provided by (used in) Operating Activities	(607,868)
FINANCING ACTIVITIES	
Future Equity Obligations	466,000
Notes Payable - Related Party	143,996
Net Cash provided by (used in) Financing Activities	609,996
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,127
Cash at end of period	2,127

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/29/2021	-	-	-	-	-
Net Income (Loss)	-		-	(831,753)	(831,753)
Ending Balance 12/31/2021	-	-	-	(831,753)	(831,753)

Covinnovations, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Covinnovations, Inc. ("the Company") was initially formed as a limited liability in Nevada on January 29th, 2021. The Company incorporated on May 24th, 2022. The Company is a life science drug manufacturer focused on research and development in immunology and infectious disease.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accrued expenses due to the owner of $296,233.

The owner entered into a loan agreement with the Company. The loan did not accrue interest and was due on demand. The balance was $143,996 as of December 31st, 2021.

The Company had accounts receivable from a separate company wholly owned by the owner in the amount of $72,348.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Only one of the SAFE agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 90% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M – $240M.

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$143,996
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company was a limited liability company with one class of share wholly owned by one individual.

See Note 7 – Subsequent Events for details of equity structure after the Company converted from a limited liability company to a C-corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2022, the date these financial statements were available to be issued.

On June 3rd, 2022, the Company amended its Articles of Incorporation to increase the number of authorized shares to 10,000,000 shares with 2,000,000 shares designated as preferred stock, 5,000,000 designated as common stock, and 3,000,000 that the board has set aside and has yet to designated as common or preferred.

Of the 5,000,000 designated as common stock, 2,000,000 was designated as Series A common stock and 3,000,000 as Series B common stock.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

CovInnovations™ is not live or open to the public at this moment.

The new standard of COVID-19 solutions

INVEST IN COVINNOVATIONS™ TODAY!

CovInnovations™ is a life sciences company primarily focused on discovering and developing groundbreaking technologies that assess, diagnose, and treat COVID-19. With that, we have developed a potential cure for hospitalized patients with severe COVID-19 in need of oxyge...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


COVINNOVATIONS™
Welcome to the new standard of COVID-19 solutions.

$0.00 Raised

Reasons to Invest

- We believe our clinical solution, COVI-001, has significant clinical efficacy, patent protection and a first-to-market position - satisfying clear unmet needs for COVID-19 patients and their healthcare providers.

- There are more than 150K hospitalized patients with severe COVID-19 across the world daily (source). The Global COVID-19 Therapeutics Market is worth $14.6 Billion, and is expected to reach $25.6 Billion in 2030 (source).

- Board and leadership team includes pharmaceutical executives with over 30 years of drug development, corporate and commercial leadership experience.

OVERVIEW

CovInnovations™ offers a potential new standard for COVID-19 treatment

CovInnovations™ aims to provide a curative solution for hospitalized patients suffering from severe COVID-19. That's why our innovative medications target the cytokine storm. The cytokine storm is an acute systemic inflammatory syndrome that is an overactivation of the immune system characterized by fever and multiple organ dysfunction. Cytokine storms are an overactive immune response triggered by COVID-19, leading to premature death for millions of people.


We are commited to defeating COVID-19
with TWO FDA approved medications

Using our oral administrated fixed dose combination of two FDA-approved medications, COVI-001 has the potential to turn the cytokine switch off, allowing COVI-001 to harness the appropriate immune response, helping towards homeostasis and recovery.

We're proceeding with FDA approval to fast-track COVI-001 for Emergency Use Authorization. If approved, we believe COVI-001 will become the standard treatment for all hospitalized COVID-19 patients in the U.S and globally within 18 months of launch.

THE PROBLEM & OUR SOLUTION

We believe there are no FDA-approved treatments to cure the sickest ICU patients with COVID-19

Dexamethasone is one of the best available options, but not all studies agree it improves survival (source). Plus, from our research, the cost is enormous - making accessibility challenging.

By terminating the immune system's cytokine storm by suppressing IL-6 activity, COVI-001 aims to be one of the first in market to treat severe COVID-19. Our medication could be used on hospitalized adults requiring supplemental oxygen, non-invasive/invasive mechanical ventilation, or extracorporeal membrane oxygenation.



COVI-001
oral fixed dose combination therapy for severe COVID-19
Mechanism of Action: Immune System Modulator
Significant clinical efficacy when added to current standard of care
Has anti-inflammatory and antiviral activity
Low side effects

**The above graphic shows anticipated features for COVI-001. COVI-001 is not available to the general public and is not yet FDA-approved.*

We believe this impact goes far. In a 2020 clinical study of 121 patients hospitalized for COVID-19-induced oxygen-hunger, 77 patients on one drug component of COVI-001 demonstrated:



68%
reduction in mortality
37%
reduction in hospital stay length
93.5%
survival rate

We leveraged a network of licensed manufacturers and distributors to acquire sales contracts from B2B targets. Plus, we believe we can make this medication cheaper than other medications on the market because of the low costs of goods we are able to access.

THE MARKET & OUR TRACTION

There will likely be 7,198,770 reported COVID-19 deaths by November 2022*

There are no FDA-approved drug products significantly beneficial in late stage COVID-19 except dexamethasone (source); therefore, we have the potential to serve an unmet need in this expansive market that needs more solutions to halt premature COVID deaths.

There are more than 150K hospitalized patients with severe COVID-19 across the world daily (source), which supports why the Global COVID-19 Therapeutics Market is worth $14.6 Billion and is expected to reach $25.6 Billion in 2030 (source).



COVI-001 Market Potential
2023-2027
$20B
$10B
$3B
TAM
total addressable market
SAM
serviceable addressable market
SOM
serviceable obtainable market

*source, source, source

This has inspired our goal to fast-track FDA approval so we can get our product in the hands of hospitals as soon as possible. And thanks to our patent protection, we already have five-year exclusivity for the marketing of our once approved by the FDA (source).

1. We believe our unpublished human data is the only to use this API combination in COVID-19 patients, giving us a **first to market advantage**
2. Covering *use, method & composition*, our IP has multiple **strong patent applications**
3. **predicted standard of care** We believe early and broad adoption of our medications as a standard of care
4. **scientific validation** spanning across senior roles at Stanford University, ProMis Pharmaceuticals, and Techwatch at BARDA

WHY INVEST

After hopefully becoming standard treatment for COVID-19, our goal is to tackle more infectious diseases

Beyond COVID-19, our mission is to discover novel and efficacious therapies, tests, assessments, and diagnostics to alleviate pandemic infectious diseases that impact our global community.

Our research indicates that there is no other late-stage treatment like COVI-001. With that, we are seeking funding to complete our FDA Emergency Use Authorization fast-track process, which will allow for full-scale production and distribution of what we believe is a revolutionary treatment.

Our clinical scientists have established trial protocols that are ready to deploy around the world. Join us on our mission to help millions still suffering from COVID-19, and invest in CovInnovations™!


Vaccines are helpful, but we
believe treating COVID-19
can be improved...

Invest in CovInnovations™


Our groundbreaking treatment aims to combat and halt COVID-19 after people have become infected with the disease.

ABOUT

HEADQUARTERS
3012 South Durango Drive
Las Vegas, NV 89117

VALUATION
$49.98M

CovInnovations™ is a life sciences company primarily focused on discovering and developing groundbreaking technologies that assess, diagnose, and treat COVID-19. With that, we have developed a potential cure for hospitalized patients with severe COVID-19 in need of oxygen supplementation - helping people bring back the immune response they need to fight the virus. Our company is in the R&D and prototyping stages and we intend to launch with this campaign. The Company is in the pre-revenue stage of development.

TERMS

CovInnovations™

Overview

PRICE PER SHARE
$7.40

VALUATION
$49.98M

DEADLINE
Feb 16, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$244.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,986.00

ASSET TYPE

SHARES OFFERED
Series B Common Stock

MIN NUMBER OF SHARES OFFERED
2,026

MAX NUMBER OF SHARES OFFERED
166,890

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**CovInnovations Inc**
Corporate Address	:	**3012 South Durango Drive, Las Vegas, NV 89117**
Offering Minimum	:	**$14,999.80**
Offering Maximum	:	**$1,234,986.00**
Minimum Investment Amount (per investor)	:	**$495.80**

Terms

Offering Type	:	**Equity**
Security Name	:	**Series B Common Stock**
Minimum Number of Shares Offered	:	**2,027**
Maximum Number of Shares Offered	:	**166,890**
Price per Share	:	**$7.40**

Pre-Money Valuation : $49,950,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $249 within the first 48 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest $249 within the second week and receive 15% bonus shares

Early Bird Bonus

Invest $249 within the first month and receive 10% bonus shares

Amount-Based:

Tier 1

Invest $5,000 or more and receive 5% bonus shares

Tier 2

Invest $10,000 or more and receive 10% bonus shares

Tier 3

Invest $20,000 or more and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

CovInnovations Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $7.40/ share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $740. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Show More Updates

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**JOINT WRITTEN CONSENT IN LIEU OF SPECIAL MEETING
OF THE SOLE DIRECTOR AND
THE SOLE SHAREHOLDER OF
COVINNOVATIONS, INC.,
A NEVADA CORPORATION**

The undersigned, being (i) the sole Director of COVINNOVATIONS, INC., a Nevada corporation (the "Corporation"), and (ii) the sole Shareholder of the Corporation, hereby waive notice of meeting and consent to the following resolutions in lieu of a Special Meeting in accordance with Nevada Revised Statutes ("NRS") 78.315 and NRS 78.320 and with the Corporation's Bylaws (the "Bylaws"), with the same effect as if those resolutions had been duly proposed and adopted at a Special Meeting of the Director and of the Shareholder of the Corporation duly called and held in accordance with applicable law and the Bylaws of this Corporation:

AMENDMENT TO ARTICLES OF INCORPORATION

WHEREAS, the Director and the Shareholder deem it to be in the best interest of the Corporation to amend its Articles of Incorporation (the "Articles") to: (i) increase the number of authorized shares to ten million (10,000,000) shares; (ii) designate two million (2,000,000) shares as Preferred Stock; (iii) designate eight million (8,000,000) shares as Common Stock; (iv) designate two million (2,000,000) shares of Common Stock as Series A Common Stock; (v) designate three million (3,000,000) shares of Common Stock as Series B Common Stock; and (vi) set forth all rights, preferences and privileges relating thereto; and

WHEREAS, the Director and the Shareholder have considered the proposed Certificate of Amendment to the Articles, substantially in the form attached hereto as **Exhibit A** (the "Amendment") and deem it advisable and in the best interest of the Corporation to adopt and approve the Amendment.

NOW, THEREFORE, BE IT RESOLVED that the Articles be, and it hereby is, amended in substantially the form of the Amendment and the Amendment is hereby adopted, approved and ratified by the Director and the Shareholder; and

RESOLVED FURTHER, that each officer of the Corporation (each, an "Authorized Officer") be, and each of them hereby is, authorized and directed, for and on behalf of the Corporation, to execute and file the Amendment with the Secretary of State of Nevada and to make such changes as may be deemed necessary or appropriate in order to effect the filing thereof;

RESOLVED FURTHER, that at the effective time of the Amendment, the one thousand (1,000) shares of Common Stock of the Corporation as held by Schaefflertanz Corporation shall each be converted and exchanged for one thousand (1,000) shares of Series A Common Stock of the Company; and

RESOLVED FURTHER, that each Authorized Officer be and hereby is, authorized and directed, for and on behalf of the Corporation, to take or cause to be taken any and all actions, to make all such arrangements, and to execute and deliver such other instruments and documents as such Authorized Officer may deem necessary or appropriate in order to effectuate fully the purpose of each and all of the foregoing resolutions and consummate the transactions contemplated herein, including, without limitation, making any necessary filings with the Nevada Secretary of State and executing a stock ledger on and after the effective time of the Amendment, the taking of any such action being conclusive evidence of such determination.

GENERAL AUTHORIZING RESOLUTION AND RATIFICATION OF PREVIOUS ACTS

RESOLVED FURTHER, that an Authorized Officer be and hereby is, authorized and directed, for and on behalf of the Corporation, to take or cause to be taken any and all actions, to make all such arrangements, and to execute and deliver such other instruments and documents as the Authorized Officer may deem necessary or appropriate in order to effectuate fully the purpose of each and all of the foregoing resolutions and consummate the transactions contemplated herein, the taking of any such action being conclusive evidence of such determination, and any and all actions taken heretofore and hereafter to accomplish such purposes, all or singular, are hereby ratified and confirmed; and

RESOLVED FURTHER, that any and all actions, all arrangements, and the execution, delivery and filing of any instruments and documents previously taken by an Authorized Officer of the Corporation in his capacity as an officer of the Corporation, including, but not limited to, those actions set forth in the records of the Corporation, are hereby all authorized, approved, ratified and confirmed; and

FINALLY RESOLVED, that this Joint Written Consent in Lieu of Special Meeting of the Sole Director and the Sole Shareholder of the Corporation may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same consent.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Written Consent in Lieu of Special Meeting of the Sole Director and the Sole Shareholder of the Corporation, effective the __ day of August, 2022.

SOLE DIRECTOR:

____
Aurangzeb Nagy

SOLE SHAREHOLDER:

Schaefflertanz Corporation,
a Nevada corporation

____
By: Aurangzeb Nagy
Its: President

3/8

EXHIBIT A

AMENDMENT

4/8

CONTINUATION OF ARTICLES OF INCORPORATION OF

Covinnovations, Inc.

ARTICLE 8. AUTHORIZED SHARES:

The Corporation is authorized to issue two (2) classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Ten Million (10,000,000) shares, two million (2,000,000) shares of which shall be Preferred Stock and eight million (8,000,000) shares of which are Common Stock. The Preferred Stock shall have a par value of one tenth of one cent ($.001) per share and the Common Stock shall have a par value of one tenth of one cent ($.001) per share.

A. Preferred Stock

The rights, designations, preferences, privileges, restrictions, rank, priority and all of matters relating to the Preferred Stock shall be equal and identical in all respects with the Common Stock, except as otherwise expressly provided herein.

1. Voting Rights.

The Preferred Stock shall carry no right to receive notice and no right to vote for the election of directors of the Corporation, and no right to receive notice and no right to vote on any other matter presented to the shareholders for their vote or approval, including, without limitation, no right to notice and vote on: (i) an increase or decrease in the authorized number of shares of Preferred Stock or Common Stock; (ii) an amendment to the Articles of Incorporation; or (iii) any matter that would adversely alter or change any preference or any relative or other right given to the Preferred Stock. The holders of Common Stock shall have voting rights on all matters submitted to a vote of the shareholders of the Corporation and be entitled to such vote(s) for each share of Common Stock on all matters on which shareholders have the right to vote as further described herein.

2. Distribution Rights.

Holders of Preferred Stock, prior to and in preference to any payment of any distribution to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors (the "Board"), but only out of funds that are legally available therefor, cash distributions at the rate or in the amount as determined by the Board on each outstanding share of Preferred Stock and which amount shall never be less than any distribution simultaneously declared or paid to the holders of Common Stock; provided, however, that the Board may declare a distribution for holders of Common Stock or the same distribution for holders of Preferred Stock and holders of Common Stock but, so long as any shares of Preferred Stock are outstanding, the Corporation shall not pay any dividend or make any other distribution on the Common Stock until all distributions on the Preferred Stock are paid in full. Subject to the foregoing, such distributions shall be payable only when, as and if declared by the Board and shall be cumulative.

B. Common Stock

1. [Two] million (2,000,000) of the authorized shares of Common Stock are hereby designated as "Series A Common Stock" ("Series A Common Stock") and [three] million (3,000,000) of the authorized shares of Common Stock are hereby designated as "Series B Common Stock" ("Series B Common Stock"). The rights, designations, preferences, privileges, restrictions, rank, priority and all

other matters relating to the Series A Common Stock shall be equal and identical in all respects with the Series B Common Stock, except that each holder of Series A Common Stock shall be entitled to five (5) votes per share of Series A Common Stock held of record by such holder. Each holder of Series B Common Stock shall be entitled to one (1) vote per share of Series B Common Stock held of record by such holder. Except as otherwise expressly provided herein or required by law, the Series A Common Stock shall vote together with the Series B Common Stock as a single class on all matters (including election of directors) submitted to a vote or for the consent (if action by written consent of the shareholders is permitted) of the shareholders of the Corporation, and the holders of Common Stock shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation and applicable law.

C. **Blank Check Common Stock.** To the fullest extent permitted by law, authority is expressly granted to and vested in the Board to name and provide for the issuance, in one or more series, of any or all of the Common Stock that is not designated as Series A Common Stock or Series B Common Stock ("Blank Check Common Stock") and in connection therewith to prescribe by resolution the voting powers (if any), designations, preferences, limitations, restrictions and relative rights of Blank Check Common Stock, or of a respective series of Blank Check Common Stock, as the case may be, in the manner permitted by the laws of the state of Nevada. Neither holders of Preferred Stock nor holders of Common Stock shall have voting rights relating to the fixing of any terms of Blank Check Common Stock or issuance of any shares of Blank Check Common Stock (or any series thereof). All authority in respect of the fixing of terms, and the issuance of shares, of Blank Check Common Stock is vested exclusively in the Board (or any duly appointed committee thereof).

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: Covinnovations, Inc. Entity or Nevada Business Identification Number (NVID): E23444992022-7
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: Jurisdiction of formation: Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

7/8

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: 11/9/2022 Time: 11:11 am (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) Article 8 as attached hereto and incorporated herein by this reference. (attach additional page(s) if necessary)
6. Signature: (Required)	X [signature] — Signature of Officer or Authorized Signer — Title: President X [signature] — Signature of Officer or Authorized Signer — Title: Secretry *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

8/8

CONTINUATION OF ARTICLES OF INCORPORATION OF

Covinnovations, Inc.

ARTICLE 8. AUTHORIZED SHARES:

The Corporation is authorized to issue two (2) classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Ten Million (10,000,000) shares, one million seven hundred fifty thousand (1,750,000) shares of which shall be Preferred Stock and eight million two hundred fifty thousand (8,250,000) shares of which are Common Stock. The Preferred Stock shall have a par value of one tenth of one cent ($.001) per share and the Common Stock shall have a par value of one tenth of one cent ($.001) per share.

A. Preferred Stock

The rights, designations, preferences, privileges, restrictions, rank, priority and all of matters relating to the Preferred Stock shall be equal and identical in all respects with the Common Stock, except as otherwise expressly provided herein.

1. Voting Rights.

The Preferred Stock shall carry no right to receive notice and no right to vote for the election of directors of the Corporation, and no right to receive notice and no right to vote on any other matter presented to the shareholders for their vote or approval, including, without limitation, no right to notice and vote on: (i) an increase or decrease in the authorized number of shares of Preferred Stock or Common Stock; (ii) an amendment to the Articles of Incorporation; or (iii) any matter that would adversely alter or change any preference or any relative or other right given to the Preferred Stock. The holders of Common Stock shall have voting rights on all matters submitted to a vote of the shareholders of the Corporation and be entitled to such vote(s) for each share of Common Stock on all matters on which shareholders have the right to vote as further described herein.

2. **Distribution Rights.**

Holders of Preferred Stock, prior to and in preference to any payment of any distribution to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors (the "Board"), but only out of funds that are legally available therefor, cash distributions at the rate or in the amount as determined by the Board on each outstanding share of Preferred Stock and which amount shall never be less than any distribution simultaneously declared or paid to the holders of Common Stock; provided, however, that the Board may declare a distribution for holders of Common Stock or the same distribution for holders of Preferred Stock and holders of Common Stock but, so long as any shares of Preferred Stock are outstanding, the Corporation shall not pay any dividend or make any other distribution on the Common Stock until all distributions on the Preferred Stock are paid in full. Subject to the foregoing, such distributions shall be payable only when, as and if declared by the Board and shall be cumulative.

B. Common Stock

1. Two million (2,000,000) of the authorized shares of Common Stock are hereby designated as "Series A Common Stock" ("Series A Common Stock") and three million two hundred fifty thousand (3,250,000) of the authorized shares of Common Stock are hereby designated as "Series B Common Stock" ("Series B Common Stock"). The rights, designations, preferences, privileges, restrictions, rank, priority and all other matters relating to the Series A

Common Stock shall be equal and identical in all respects with the Series B Common Stock, except that each holder of Series A Common Stock shall be entitled to five (5) votes per share of Series A Common Stock held of record by such holder. Each holder of Series B Common Stock shall be entitled to one (1) vote per share of Series B Common Stock held of record by such holder. Except as otherwise expressly provided herein or required by law, the Series A Common Stock shall vote together with the Series B Common Stock as a single class on all matters (including election of directors) submitted to a vote or for the consent (if action by written consent of the shareholders is permitted) of the shareholders of the Corporation, and the holders of Common Stock shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation and applicable law.

C. **Blank Check Common Stock.** To the fullest extent permitted by law, authority is expressly granted to and vested in the Board to name and provide for the issuance, in one or more series, of any or all of the Common Stock that is not designated as Series A Common Stock or Series B Common Stock ("Blank Check Common Stock") and in connection therewith to prescribe by resolution the voting powers (if any), designations, preferences, limitations, restrictions and relative rights of Blank Check Common Stock, or of a respective series of Blank Check Common Stock, as the case may be, in the manner permitted by the laws of the state of Nevada. Neither holders of Preferred Stock nor holders of Common Stock shall have voting rights relating to the fixing of any terms of Blank Check Common Stock or issuance of any shares of Blank Check Common Stock (or any series thereof). All authority in respect of the fixing of terms, and the issuance of shares, of Blank Check Common Stock is vested exclusively in the Board (or any duly appointed committee thereof).